FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

FOR THE MONTH OF:                                                  September 2004

COMMISSION FILE NUMBER:                                   (SEC File No: 0-30006)

SUNGOLD INTERNATIONAL HOLDINGS CORP.

#500 – 666 Burrard Street
Vancouver, British Columbia
Canada, V6C 3P6

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X           Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  [__]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  [__]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____         No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

This is the form of material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901.F

Securities Act

MATERIAL CHANGE REPORT

Item 1.  Reporting Issuer

               SUNGOLD INTERNATIONAL HOLDINGS CORP.
              500 — 666 Burrard Street
              Vancouver, British Columbia,
              Canada, V6C 3P6

              Telephone: (604) 669-9580
              Facsimile: (604) 669-9577

Item 2.  Date of Material Change

              September 22, 2004

Item 3.  Press Release

              September 22, 2004

Item 4.  Summary of Material Change

         INVERNESS RACEWAY FINALIZE FIVE YEAR HORSEPOWER® EXCLUSIVE LICENSE AGREEMENT FOR HORSEPOWER VIRTUAL RACING (FULL
          RELEASE ATTACHED)

Item 5.  Full Description of Material Change

Trading Symbol: SGIHF – OTC BB

         ~ SUNGOLD INTERNATIONAL HOLDINGS CORP. (“Sungold”) (OTCBB: SGIHF, Frankfurt: WKN 608164)

For further information please contact Investor Relations at (613) 249-9092.

This news release contains forward-looking statements. Forward-looking statements address future events and conditions based on the opinions and estimates of management and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. The reader is cautioned not to place undue reliance on forward-looking statements. The horseracing industry and pari-mutuel wagering are subject to a number of factors that are beyond Sungold’s control including: changes in economic conditions, industry competition, management risks, changes in racing products, variability in operating costs, changes in government and changes in regulatory rules and regulations.

Item 6.  Reliance on Sections 85(2) (BC), 118(2) (Alberta) and 75(3) (Ontario) of the Act

              Not applicable.

Item 7.  Omitted Information

              None.

Item 8.  Senior Officer

              ART COWIE PRESIDENT/Director
              500 — 666 Burrard Street
              Vancouver, BC V6C 3P6

Item 9.  Statement of Senior Officer

              The foregoing accurately discloses the material change referred to herein.

SEPTEMBER 22, 2004 Date	(signature)
ART COWIE Name of Signatory
DIRECTOR, PRESIDENT Position
VANCOUVER BRITISH COLUMBIA Place of Declaration

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNGOLD INTERNATIONAL HOLDINGS CORP.
Date: March 11, 2004
By*: /s/ART COWIE Art Cowie Director, President
*Print name and title under the signature of the signing officer